Wright Announces Receipt of FDA Approvable
Letter for Augment ® Bone Graft
October 27, 2014
Filed by Wright Medical Group, Inc.
pursuant to Rule to Rule 425
Under the Securities Act of 1933
Deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Wright Medical Group, Inc.
Commission File No. 001-35823

Forward-Looking Statements

This press release contains “forward-looking statements,” as defined under U.S. federal securities laws,
Bone Graft, and the positive effects such final approval is anticipated to have for patients, surgeons and our business, our plans to address the FDA inspection requirements set forth in the approvable letter, our revised 2014 guidance, and the potential for future growth in our business. These statements reflect management's current knowledge, assumptions, beliefs, estimates, and expectations and express management's current view of future performance, results, and trends. Forward-looking statements may be identified by their use of terms such as anticipate, believe, could, estimate, expect, intend, may, plan, predict, project, will, and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-
looking statements. The reader should not place undue reliance on forward-looking statements. Such statements are made as of the date of this press release, and we undertake no obligation to update such statements after this date. Risks and uncertainties that could cause our actual results to materially differ from those described in forward-looking statements in this press release include the risk that we are concerning, among other things, the approvable status and anticipated final PMA approval of Augment
®
product quality or patient safety issues have an adverse impact on our product development plans, the risk that we are unable to achieve our operations targets for the balance of fiscal 2014; and the additional risks and uncertainties are discussed in our filings with the Securities and Exchange
Commission (including those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, and as may be supplemented in our Quarterly Reports on Form 10-Q).
unable to complete the requirements for FDA approval of Augment
®
Bone Graft, the risk that, when
approved, market acceptance of Augment
®
Bone Graft is less than anticipated, the risk that

Leverages direct sales
force, training capabilities
Further accelerate
growth
Bone repair, soft tissue
indications
•
Roughly a $300M U.S. Market Opportunity
•
Final approval subject to customary preapproval inspections
•
Assuming satisfactory completion of this activity and receipt of a final approval order from the FDA, commercial sale and distribution of Augment
®
Bone Graft can begin in the U.S.
First clinically proven cost-effective alternative to
autograft for ankle and/or hindfoot fusion

Breakthrough biologic
Unique solution for
ankle and/or hindfoot fusion
Platform for future
growth opportunities

Augment ® Bone Graft – A Breakthrough Product!
• In the North American pivotal trial, Augment
demonstrated equivalent safety & efficacy and less
pain compared to autograft.
• Recombinant human platelet-derived growth factor
(rhPDGF) intended to provide biological stimulus for in-
growth and proliferation of osteoblasts (cells
responsible for bone formation)
• Beta-tricalcium phosphate ( TCP) provides a
framework or scaffold for new bone growth to occur
• Avoids unwanted bone formation in surrounding tissues
observed with BMP-based products
First
clinically proven, cost-effective alternative to autograft for ankle and/or hindfoot fusion indications

Augment adds high margin, breakthrough product to
Wright’s comprehensive suite of biologic technologies
WRIGHT
WRIGHT
Biologic
Biologic
Solutions
Solutions
Calcium Sulfate®
Technology
PRO-DENSE® Technology
PRO-STIM® Technology
DBM/CBM Technology
FUSIONFLEX® Technology
GRAFTJACKET® Matrix
Wedge Technology
IGNITE® Technology

Augment ® Accelerates Wright’s Growth Opportunities Demonstrated results Eliminates harvest site complications Patients avoid any donor site pain 6 Hindfoot Fusions Ankle Fusions

Augment
®
Bone
Graft
rhBMP Stem Cells
Demineralized
Bone Matrix
(DBM)
FDA approvable for
ankle and/or hindfoot
fusion indications
YES
Level I evidence
YES
Demonstrated safety
YES
?
Reliable/consistent
quality
YES
? ?
Available off-the-shelf
YES
Cost effective
(relative to autograft)
YES

Compelling Value Proposition

In ankle and/or hindfoot fusion procedures, delayed
union / nonunion still a major concern
• Current literature suggests
nonunion rates for ankle/hindfoot
fusions are ~15-20%
(1)
• Much higher rates (16-41%) in high
risk groups
(2)
:
– smokers
– diabetics
– revision surgery
– post-traumatics
• Both a mechanical and biological
problem

1. Easley et al, JBJS 2000;  Thordarson et al, Foot Ankle Int 2003; Haddad et al, JBJS 2007
2. Frey et al, Foot Ankle Int 1994; Perlman and Thordarson, Foot Ankle Int 1999; Myers et al, Foot Ankle Intl 2012

Autograft has been used to enhance fusion rates
• Stimulates the biological
healing process
• Fills any joint irregularities
(voids/gaps)
• Acts as a scaffold for new
bone formation

Iliac Crest Autograft Harvest

But autograft comes with a price…
Harvest site
pain
• ~12% of patients who received autograft in Augment pivotal trial had clinically significant harvest site pain at 24 weeks
• ~9% had clinically significant harvest site pain at 52 weeks
Increases
Complication
Potential
(1-4)
• Up to 49% complication rate for iliac crest bone graft
• Potential for more serious complications and infections
Higher
Procedure
Costs
• Direct costs to harvest autograft include additional
surgeon/anesthesia/clinician time and instruments
• Indirect cost of complications can further increase cost
Variable Quality
• Variable quality across donor sites
• Especially problematic for compromised patients – diabetics, smokers, osteoporotics, elderly, etc.; these represent a
significant portion of foot & ankle patient population

1. Arrington ED, et al, Clin Orthop. 1996 3. Springfield DS, Orthopaedics 1992
2. Kurz LT, et al, Spine 1989 4. Fowler BL, et al, Am J Orthop. 1995

Augment ® Bone Graft:  A Proven Therapeutic Option

Effective
When used as bone graft substitute in
ankle and/or hindfoot fusion procedures,
Augment
®
Bone Graft was shown to
achieve comparable:
– Clinical and functional improvements
in outcomes
Safe
Augment
®
Bone Graft offers:
– Comparable safety profile to
autograft
– Comparable clinical healing to
autograft
Augment offers a synthetic alternative to autograft that:
- Eliminates complications and morbidity associated with autograft harvest
- Patients avoid any donor site pain associated with autograft harvest

IN SUMMARY A Breakthrough Biologic that Accelerates Wright’s Growth Opportunities 12 Unique solution for ankle and/or hindfoot fusion Breakthrough biologic Platform for future growth opportunities

For additional information, please contact: Julie Tracy Chief Communications Officer julie.tracy@wmt.com (901) 290-5817 www.wmt.com NASDAQ: WMGI 13

Wright Announces Receipt of FDA Approvable Letter for Augment ® Bone Graft October 27, 2014